Exhibit 99.1

Rules of the Abcam plc Profitable Growth Incentive Plan

Approved by shareholders on 1 July 2021

Approved by the board of directors on 1 June 2021

Expiry date 31 December 2024

Table of Contents

1.	Definitions and Interpretation	2

2.	Grant of Awards	5

3.	Performance Condition	6

4.	Restrictions on Transfer and Bankruptcy	6

5.	Individual Limit	7

6.	Plan Limits	7

7.	Reduction and Recovery	8

8.	Vesting, Release and Settlement	9

9.	Taxation and Regulatory Issues	11

10.	Cash Equivalent	11

11.	Cessation of Employment	11

12.	Corporate events	14

13.	Adjustments	16

14.	Amendments	17

15.	Legal Entitlement	17

16.	General	18

Schedule 1 Cash Awards		20

Schedule 2 US Participants		21

The Abcam plc Profitable Growth Incentive Plan

1.	Definitions and Interpretation

1.1	In this Plan, unless otherwise stated, the words and expressions below have the following meanings:

“Admission” means the day on which Shares are admitted to trading on AIM in accordance with the AIM Rules for Companies;

“AIM” means AIM, a market of the London Stock Exchange;

“AIM Rules for Companies” means the AIM Rules for Companies published by the London Stock Exchange, as amended from time to time;

“Award” means a right to receive Shares automatically subject to the rules of the Plan;

“Award Cap” has the meaning given in rule 5.2;

“Board” means, subject to rule 12.8, the board of the Company or any committee or person duly authorised by the board, or any duly appointed successor body;

“Company” means Abcam plc registered in England and Wales under number 03509322;

“Control” has the meaning given by section 995 of the Income Tax Act 2007;

“Data Protection Legislation” means the EU General Data Protection Regulation 2016/679, to the extent that it forms part of the law of the United Kingdom by virtue of section 3 of the European Union (Withdrawal) Act 2018, and the Data Protection Act 2018;

“Dealing Day” means any day on which the London Stock Exchange is open for business;

“Dealing Restrictions” means restrictions imposed by the Company’s share dealing code, the AIM Rules for Companies, the MAR or any other laws or regulations that impose restrictions on share dealing;

“Eligible Employee” means an employee (including an executive director) of the Company or any of its Subsidiaries;

“Executive Director” means an Eligible Employee who is an executive director of the Company;

“FCA” means the United Kingdom Financial Conduct Authority, or any successor body;

“Grant Date” means the date on which an Award is granted;

“Grant Period” means the period of 42 days beginning on:

(a)	the day on which the Plan is approved by shareholders in general meeting;

(b)	the first Dealing Day after the day on which the Company makes an announcement of its results for any period;

(c)	the day on which the Policy is approved by shareholders; or

(d)	any day on which the Board resolves that exceptional circumstances exist which justify the grant of Awards unless the Company is restricted from granting Awards during the periods specified above as a result of any Dealing Restrictions, in which case the relevant Grant Period will be 42 days beginning on the day after such Dealing Restrictions are lifted;

“Group Member” means the Company, any Subsidiary of the Company, any company that is (within the meaning given by section 1159 of the Companies Act 2006) the Company’s holding company or a Subsidiary of the Company’s holding company or, if the Board so determines, any body corporate in relation to which the Company is able to exercise at least 20% of the equity voting rights and “Group” will be construed accordingly;

“Holding Period” means the period of up to 18 months beginning on the Normal Vesting Date and ending on the 5th anniversary of the Grant Date or such other period as the Board may determine on grant and the Board may apply different Holding Periods to each tranche of Shares in a Release Schedule;

“Internal Reorganisation” means a transaction where immediately after a change of Control of the Company, all or substantially all of the share capital of the acquiring company is owned directly or indirectly by the persons who were shareholders in the Company immediately before the change of Control;

“London Stock Exchange” means the London Stock Exchange plc or any successor body;

“MAR” means the EU Market Abuse Regulation 596/2014 and any associated EU Regulation, to the extent each is incorporated into the law of the United Kingdom by virtue of section 3 of the European Union (Withdrawal) Act 2018 and as amended by any instrument related to their incorporation into the law of the United Kingdom;

“Normal Release Date” means the date on which an Award will normally be Released, which:

(a)	in relation to an Award to which no Holding Period applies, will be the Normal Vesting Date; and

(b)	in relation to an Award to which a Holding Period applies:

(i)

where the Award is also subject to a Release Schedule, the date determined by the Board on or prior to the Grant Date for the Release of the relevant tranche of the Award set out in the Release Schedule; and

(ii)	where the Award is not subject to a Release Schedule, the first Dealing Day after the end of the Holding Period;

“Normal Vesting Date” means the date on which an Award will normally Vest, which will be the later of:

(a)	the date on which the Board determines the extent to which any Performance Condition has been satisfied in accordance with rule 8.1; and

(b)	where the Board determines that an adjustment should be made in accordance with rule 8.2, the date of such determination or such other date determined by the Board on or before the Grant Date;

“Participant” means any person who holds an Award or following their death, their personal representatives;

“Performance Condition” means a condition or conditions imposed under rule 3.1 that relates to performance;

“Performance Period” means the period over which a Performance Condition will be measured which, unless the Board determines otherwise, will be the period beginning on 1 July 2021 and ending on 31 December 2024;

“Plan” means the Abcam plc Profitable Growth Incentive Plan as amended from time to time;

“Policy” means the Company’s directors’ remuneration policy that has most recently been approved by the Company’s shareholders;

“Recovery Period” means subject to rule 7.6, the period ending on the fifth anniversary of the Grant Date, or such other period determined by the Board on or before the Grant Date;

“Release” means the point at which the Participant becomes entitled to receive the Shares under their Award and “Released” and “Unreleased” will be construed accordingly;

“Release Date” means the date on which an Award is Released;

“Release Schedule” means in relation to an Award which is divided into tranches, the series of Release Dates on which the Board determines that each tranche will be Released;

“Share” means a fully paid ordinary share in the Company;

“Shareholding Requirement” means any requirement, guideline or policy determined by the Board from time to time pursuant to which a person must hold Shares either during their office or employment with a Group Member or following their ceasing to hold office or employment with a Group Member;

“Subsidiary” has the meaning given by section 1159 of the Companies Act 2006;

“Tax Liability” means any tax or social security contributions liability, including secondary national insurance contributions, in connection with an Award for which the Participant is liable (or which may be recovered from the Participant) and for which any Group Member or former Group Member is obliged to account to any relevant authority, or any reasonable estimate thereof;

“Trustee” means the trustee or trustees for the time being of any employee benefit trust, the beneficiaries of which include Eligible Employees;

“Vest” means the Board’s determination of the number of Shares in respect of which an Award may become capable of Release by reference to the satisfaction of any Performance Condition, any adjustment in accordance with rule 8.2 and 8.3 and any other term of the Award and Vested and Unvested will be construed accordingly;

“Vesting Date” means the date on which an Award Vests; and

“Vesting Period” means the period from Grant Date to the end of the Performance Period (or such other date as the Board may determine on or before the Grant Date).

1.2	References in the Plan to:

1.2.1	any statutory provisions are to those provisions as amended or re-enacted from time to time;

1.2.2	the singular includes the plural and vice versa; and

1.2.3	the masculine includes the feminine and vice versa.

1.3	Headings do not form part of the Plan.

2.	Grant of Awards

2.1

The Board may, during a Grant Period, grant an Award to an Eligible Employee. An Award may be subject to such additional terms as the Board may determine. An Award granted to an Executive Director must comply with the Policy.

2.2

An Award may be divided into distinct tranches with different Vesting Periods, Release Schedules and/or Holding Periods, and, if so, the rules of the Plan will be construed as if each tranche were itself a separate Award.

2.3	The grant of an Award will be subject to obtaining any approval required by any relevant authority, any Dealing Restrictions and any other laws or regulations (whether in the UK or overseas).

2.4

Awards must be granted by deed (or in such other written form as the Board determines) and, as soon as reasonably practicable after the Grant Date, Participants must be notified of the terms of their Award including the; Grant Date, number of Shares subject to Award, the Normal Vesting Date, Vesting Period, the Performance Period, the Performance Condition, any Holding Period, the Normal Release Date, any Release Schedule and any additional terms imposed by the Board in accordance with rule 2.1.

2.5	An Award may be:

2.5.1	subject to a Holding Period; or

2.5.2	granted subject to an additional term in accordance with rule 2.1 that must provide that:

(a)	Shares acquired pursuant to the Award may not be disposed of or otherwise dealt with (other than as required to cover any Tax Liability) for a retention period of up to 18 months beginning on the Normal Vesting Date and ending on the 5th anniversary of the Grant Date or such other period as the Board may determine;

(b)

any Shares acquired pursuant to the Award may be forfeited if the Participant ceases to hold office or employment with a Group Member due to dismissal for gross misconduct before the end of that retention period;

(c)	the Release of the Award is conditional on the Participant taking any action (including entering into any agreement) reasonably required by the Board in relation to such additional terms; and

(d)	Shares acquired pursuant to the Award will remain subject to the reduction and recovery provisions in rule 7 until the end of the Recovery Period.

2.6

Rule 2.5.2 may only apply to an Award where the Board is satisfied that such additional term shall enable the Board to enforce the reduction and recovery provisions in rule 7 until the end of the Recovery Period as fully as if rule 2.5.1 had applied to that Award.

2.7

The Board may, in its discretion, release an Award (except an Award granted to an Executive Director (other than in the event of death in accordance with rules 11.9.1 or 11.10)) from the Holding Period or additional term set out in rule 2.5.2.

2.8

A Participant may be required to accept an Award in such form as the Board reasonably requires and, if the Board has not received (or waived the right to receive) such acceptance on or before the date that is three months after the Grant Date:

2.8.1	the Award may not be Released; and

2.8.2	the Board may determine that the Award will lapse.

2.9	No Award may be granted under the Plan after 31 December 2024.

3.	Performance Condition

3.1	Awards will be subject to the satisfaction of a Performance Condition.

3.2	Subject to rules 11 and 12, the Performance Condition will be measured over the Performance Period.

3.3

The Board may amend or substitute the Performance Condition in accordance with its terms or if the Board considers that an amended or substituted Performance Condition is reasonable, appropriate and would not be materially less difficult to satisfy than the original Performance Condition was at the Grant Date.

4.	Restrictions on Transfer and Bankruptcy

4.1

An Award must not be transferred, assigned, charged or otherwise disposed of in any way (except in the event of the Participant’s death, to their personal representatives) and will lapse immediately on any attempt to do so.

4.2	An Award will lapse immediately if the Participant is declared bankrupt or, if the Participant is outside the UK, any analogous event occurs.

5.	Individual Limit

5.1	No Eligible Employee may be granted an Award that would, at the time it is granted, exceed such number of Shares as represents 0.6 per cent of the ordinary share capital of the Company in issue.

5.2

Vested Awards shall be capped at the Award Cap, being three times the initial value of the Award on the Grant Date (where the initial value is calculated by multiplying the number of Shares in the Award by the average closing price of Shares over the 30 Dealing Days prior to the date on which the Plan is approved by shareholders).

5.3	To the extent any Award exceeds the applicable limit in rule 5.1 it will be scaled back accordingly.

6.	Plan Limits

6.1

The Board must not grant an Award that would cause the number of Shares allocated under the Plan to exceed such number as represents 3.5 per cent of the ordinary share capital of the Company then in issue.

6.2

The Board must not grant an Award that would cause the number of Shares allocated under the Plan and under any other employee share plan adopted by the Company to exceed such number as represents ten per cent of the ordinary share capital of the Company then in issue.

6.3

Subject to rules 6.4 and 6.5, in determining the limits set out in rules 6.1 and 6.2, Shares are treated as allocated if, on any day, they have been newly issued by the Company or transferred from treasury to satisfy an option, award or other right granted during the period of ten years before that day (an “award”), or in the case of such an award in respect of which Shares are yet to be delivered, if the Board intends that new Shares will be issued or that Shares from treasury will be transferred and for these purposes the number of Shares allocated includes:

6.3.1	Shares that have been issued or may be issued to any Trustee; and

6.3.2	Shares that have been or may be transferred from treasury to any Trustee,

and in either case for the Trustee to then transfer to satisfy an award (unless these Shares have already been counted under this rule).

6.4

The Board may determine that Shares transferred from treasury will cease to count as allocated for the purposes of rule 6.3 if guidelines published by institutional investor representative bodies no longer require such Shares to be counted.

6.5	The number of Shares allocated does not include:

6.5.1	Shares issued (or transferred from treasury) or committed to be issued (or transferred from treasury) to satisfy awards granted on or before Admission;

6.5.2	Shares that were allocated to satisfy awards to the extent that such awards have lapsed, been relinquished or been satisfied in cash; and

6.5.3	existing Shares (other than treasury Shares) that have been transferred to satisfy awards or that have been allocated to satisfy awards.

6.6

If the Board purports to grant one or more Awards that are inconsistent with the limits in this rule 6, each such Award will be reduced as determined by the Board and will take effect from the Grant Date over the reduced number of Shares.

6.7	The Board may make such adjustments to the method of assessing the limits set out in rules 6.1 and 6.2 as it considers appropriate in the event of any variation of the Company’s share capital.

7.	Reduction and Recovery

7.1

Notwithstanding any other rule of the Plan, this rule 7 applies to each Award and will continue to apply after the cessation of a Participant’s office or employment with a Group Member for any reason, whether or not any termination is lawful.

Action that may be taken to give effect to reduction and recovery provisions

7.2	The Board may, where rule 7.4 or 7.5 applies:

7.2.1	cancel or impose further conditions on an Award; and/or

7.2.2	reduce (including to nil) the number of Shares to which an Award relates,

at any time before the end of the Recovery Period in respect of such Award.

7.3	If Shares and/or cash have been delivered in satisfaction of an Award (including to a nominee on behalf of the Participant), the Board may, where rule 7.4 applies:

7.3.1	require a Participant to make a cash payment to the Company in respect of some or all of the Shares or cash delivered to them under the Award; and/or

7.3.2	require a Participant to transfer for nil consideration some or all of the Shares delivered to them under the Award,

at any time before the end of the Recovery Period in respect of an Award, and the Board will have the discretion to determine the basis on which the amount of cash or number of Shares is calculated including whether and if so to what extent to take account of any tax or social security liability applicable to the Award.

Triggers applicable throughout the Recovery Period

7.4	The Board may take any of the actions set out in rule 7.2 or 7.3 if it determines that any of the following circumstances have occurred before the end of the Recovery Period:

7.4.1	a material misstatement of any Group Member’s financial results;

7.4.2	an error in assessing the Performance Condition applicable to the Award or in the information or assumptions on which the Award was granted, Vests or is Released;

7.4.3	a material failure of risk management in any Group Member or a relevant business unit;

7.4.4	serious reputational damage to any Group Member or a relevant business unit;

7.4.5	serious misconduct or material error on the part of the Participant;

7.4.6	a material downturn in the financial performance of any Group Member or a relevant business unit;

7.4.7	a material corporate failure in any Group Member or a relevant business unit; or

7.4.8	any other circumstances that the Board in its discretion considers to be similar in their nature or effect to those in this rule 7.4.

Cross-clawback

7.5

The Board may take any of the actions set out in rule 7.2 or 7.3 in order to effect the recovery under any malus or clawback provisions that are included in any incentive plan (including the Plan) operated by any Group Member of sums paid or Shares delivered under such plans.

Other provisions relating to recovery provisions

7.6

If the action or conduct of any Participant, Group Member or relevant business unit is under investigation by the Company, or the Company has been notified by a third party that an investigation into such action or conduct has begun, before the end of the Recovery Period and such investigation has not been or is not expected to be concluded by that date, the Board may extend the Recovery Period to end on such later date as the Board considers appropriate to allow such investigation to be concluded.

7.7	For the purposes of this rule 7, references to:

7.7.1	a Participant include former Participants; and

7.7.2	a Group Member or a relevant business unit include any former Group Member or former business unit.

8.	Vesting, Release and Settlement

8.1

As soon as reasonably practicable after the end of the Performance Period, the Board will determine if and to what extent any Performance Condition has been satisfied, and, accordingly, the extent to which the Award will, subject to rules 8.2 and 8.3, Vest.

Discretion

8.2

As soon as reasonably practicable after the end of the Vesting Period (after the Board’s determination under rule 8.1), the Board may, in its discretion, reduce (including by reducing to nil) the extent to which an Award would (but for this rule 8.2) Vest, if it considers that:

8.2.1	such Vesting level does not reflect the underlying financial or non-financial performance of the Participant or the Group over the Vesting Period;

8.2.2	such Vesting level is not appropriate in the context of circumstances that were unexpected or unforeseen at the Grant Date; or

8.2.3	there exists any other reason why an adjustment is appropriate,

taking into account such factors as the Board considers relevant.

Application of the Award Cap

8.3

If the value of the Shares in respect of which the Award Vests, calculated by multiplying the number of Vested Shares by the average closing price of Shares over the 30 Dealing Days prior to the Vesting Date (or such other averaging period as the Board determines), exceeds the Award Cap then the number of Shares to be delivered to the Participant shall be reduced to such number of Shares as has a value equal to the Award Cap.

8.4

An Award will Vest to the extent determined in accordance with rules 8.1 and 8.2 on its Normal Vesting Date and subject to the Award Cap in rule 8.3, and any part of the Award that does not Vest or which exceeds the Award Cap on such date will lapse immediately.

8.5

Subject to rules 9, 11 and 12, an Award will be Released on the Normal Release Date unless on the Normal Release Date (or on any other date on which an Award is due to be Released under rule 11 or 12):

8.5.1	a Dealing Restriction applies to the Participant, in which case an Award will be Released on the date on which such Dealing Restriction lifts; or

8.5.2

the action or conduct of any Participant, Group Member or relevant business unit is under an investigation contemplated by rule 7 and such investigation has not yet been concluded by that date, in which case an Award will be Released on such later date as the Board considers appropriate to allow such investigation to be concluded.

8.6

Subject to rules 9 and 10, where an Award has been Released, the number of Shares in respect of which the Award has been Released will be issued, transferred or paid (as applicable) to the Participant or at their direction as soon as practicable thereafter.

8.7	The Board may, in its discretion, accelerate the Vesting and/or Release of some or all of an Award if, as a result of the Participant moving jurisdiction:

8.7.1	the Participant would suffer a greater liability to tax and/or social security contributions than would have been the case had they not moved;

8.7.2	the Participant’s ability to have Shares delivered to them would be restricted; and/or

8.7.3	the Participant’s ability to hold or deal in the Shares acquired or the proceeds of sale of or dividends payable on such Shares would be restricted or prohibited, and the Board may determine that such Vesting and/or Release will be subject to such conditions as the Board may determine, which may include restrictions on the disposal of some or all of the Shares acquired pursuant to the Award for such period as the Board may determine, and that any Shares so restricted may be forfeited if the Participant ceases to hold office or employment with a Group Member during such period in circumstances in which their Award would have lapsed if it had not Vested or been Released in accordance with this rule 8.7. The Board may make the Release of the Award conditional on the Participant taking any action (including entering into any agreement) reasonably required by the Board in relation to such conditions.

8.8

Any costs associated with the delivery of Shares to satisfy an Award (including any stamp duty or stamp duty reserve tax) will be borne by the Company (or another Group Member). Any costs associated with the sale of Shares acquired pursuant to an Award (including on any sale pursuant to rule 9) will be borne by the Participant.

9.	Taxation and Regulatory Issues

9.1

A Participant will be responsible for and indemnifies each relevant Group Member and any Trustee against any Tax Liability relating to their Award. Any Group Member and/or Trustee may withhold an amount equal to such Tax Liability from any amounts due to the Participant (to the extent such withholding is lawful) and/or make any other arrangements as it considers appropriate to ensure recovery of such Tax Liability. These arrangements may include the sale of Shares acquired to realise an amount equal to the Tax Liability or the cash settlement under rule 10 of such part of the Award as is as near as reasonably possible equal to the Tax Liability.

9.2

The Release of an Award, and the issue or transfer of Shares under the Plan will be subject to obtaining any approval required by any other relevant authority, any Dealing Restrictions or any other laws or regulations (whether in the UK or overseas).

9.3

The Board may make the delivery of any Shares to satisfy the Release of an Award conditional on the Participant taking any action (including entering into any agreement) in relation to those Shares reasonably required by the Board in connection with any Shareholding Requirement.

10.	Cash Equivalent

10.1

Subject to rule 10.2, at any time before Shares have been delivered to a Participant the Board may (save in respect of Awards granted to Executive Directors) determine that, in substitution for their right to acquire some or all of those Shares, the Participant will instead receive a cash sum equal to the market value (as determined by the Board) on the Release Date of the Shares that would otherwise have been delivered. Any such cash sum will be paid to the Participant as soon as practicable after the Release of the Award, net of any Tax Liability.

10.2	The Board may determine that this rule 10 will not apply to an Award or any part of it.

11.	Cessation of Employment

Cessation of employment before the Normal Vesting Date

11.1

If a Participant ceases to hold office or employment with a Group Member before the Normal Vesting Date of an Award other than in accordance with rule 11.2 or on account of their death, that Unvested Award will lapse in full on the date of cessation.

11.2	Rule 11.3 will apply where a Participant ceases to hold office or employment with a Group Member before the Normal Vesting Date of an Award as a result of:

11.2.1	ill-health, injury or disability as established to the satisfaction of the Board;

11.2.2	the Participant’s employing company ceasing to be a Group Member or the transfer of an undertaking or part of an undertaking to a person who is not a Group Member; or

11.2.3	any other reason at the Board’s discretion (other than where a Participant’s employment is terminated for gross misconduct, in which case the Award will lapse on the date of such cessation).

11.3	Where rule 11.2 applies:

11.3.1	on the date of cessation the Board may determine, in its discretion, that up to 50% of the Shares of the Unvested Award will lapse ; and

11.3.2

unless the Board determines that rule 11.6 will apply the balance of the Unvested Award (the “Award Balance”) will continue and, subject to rules 11.12, 11.13 and 12, will Vest in accordance with rules 8 and 11.4, and be Released on its Normal Release Date or, for Participants who are not Executive Directors, such earlier date as the Board may determine (being no earlier than its Normal Vesting Date).

11.4

The number of Shares in respect of which the Award Balance Vests pursuant to rule 11.3 will be reduced to reflect the proportion of the Vesting Period that had elapsed on the date of the Participant’s cessation of office or employment with a Group Member.

11.5

If a Participant ceases to hold office or employment with a Group Member on account of their death then their Unvested Award will Vest in accordance with rule 11.7 and be Released as soon as reasonably practicable after the date of the Participant’s cessation of office or employment.

11.6

If, in the case of Participants who are not Executive Directors, the Board determines under rule 11.3 that this rule 11.6 will apply then the Award Balance will Vest in accordance with rule 11.7 and be Released as soon as reasonably practicable after the date of the Participant’s cessation of office or employment.

11.7	The number of Shares in respect of which the Unvested Award or the Award Balance, as applicable, Vests will be determined by the Board in its discretion, by applying the following:

11.7.1	the extent to which the Performance Condition has, in the Board’s opinion, been satisfied on the date of cessation of office or employment;

11.7.2

whether it is appropriate to reduce (including by reducing to nil) the extent to which the Award would (but for this rule 11.7.2) Vest, if it considers that rule 8.2.1, 8.2.2 or 8.2.3 applies, taking into account such factors as the Board considers relevant;

11.7.3	whether the number of Shares in respect of which the Award Balance Vests should be reduced as set out in rule 8.3; and

11.7.4	a reduction to reflect the proportion of the Vesting Period that has elapsed at the date of cessation of office or employment,

and any part of the Unvested Award or the Award Balance, as applicable, that does not Vest will lapse immediately.

Cessation of employment on or after the Normal Vesting Date

11.8

If a Participant ceases to hold office or employment with a Group Member on or after the Normal Vesting Date of an Award for any reason (other than where a Participant’s employment is terminated for gross misconduct, in which case the Award will lapse on the date of such cessation), that Vested Award will, if it has not already been Released, continue and, subject to rule 12, be Released on its Normal Release Date, unless rule 11.9 applies.

11.9	If:

11.9.1	a Participant ceases to hold office or employment with a Group Member on account of their death; or

11.9.2	in the case of Participants who are not Executive Directors, the Board otherwise determines that this rule 11.9 will apply a Vested Award will be Released as soon as reasonably practicable after the date of the Participant’s cessation of office or employment (or on such later date as determined by the Board, being no later than the Normal Release Date).

Leavers – additional terms

11.10

An Award that does not lapse on cessation of employment and was granted subject to additional terms as set out in rule 2.5.2, will continue to be subject to those additional terms unless a Participant ceases to hold office or employment with a Group Member on account of their death, or in the case of Participants who are not Executive Directors, the Board determine otherwise that the Award is released from those additional terms.

Meaning of cessation of employment

11.11	For the purposes of the Plan, no person will be treated as ceasing to hold office or employment with a Group Member until that person no longer holds:

11.11.1	an office or employment; or

11.11.2	a right to return to work

with any Group Member, unless the Board determines that a person will be treated as ceasing to hold office or employment with a Group Member on the date such person gives or receives notice of termination of office or employment.

Leavers – shareholding requirement

11.12

The Board may determine that any Award held by a Participant following cessation of office or employment with a Group Member will lapse if the Participant fails to abide by any applicable Shareholding Requirement.

Leavers – post-cessation change in circumstances

11.13	If an Unvested Award continues in accordance with rule 11.2 following a Participant ceasing to hold office or employment with a Group Member, the Board may:

11.13.1

require the Participant to confirm, in such form and at such time or times as the Board requires that in the period between the date of cessation and the Vesting Date they have not started or agreed to start employment with, or otherwise to provide services for which they are remunerated to, any other person;

11.13.2	make the delivery of any Shares to satisfy the Release of the Award conditional on the Participant giving the confirmation referred to in rule 11.13.1;

11.13.3	determine that the Award will lapse if:

(a)	the Participant does not give the confirmation referred to in rule 11.13.1; or

(b)

if the Committee determines that in the period between the date of cessation and the Vesting Date the Participant has started or agreed to start employment with, or otherwise to provide services for which they are remunerated to, any other person.

12.	Corporate events

General offer and scheme of arrangement

12.1	Where any of the events described in rule 12.2 occurs then, subject to rule 12.6:

12.1.1	all Unvested Awards will Vest or lapse in accordance with rule 12.5 at the time of such event; and

12.1.2	all Unreleased Awards (including any Award that Vests under rule 12.5) will be Released at the time of such event.

12.2	The events referred to in rule 12.1 are:

12.2.1	any person (either alone or together with any person acting in concert with them):

(a)	obtaining Control of the Company as a result of making a general offer to acquire Shares; or

(b)	already having Control of the Company, making an offer to acquire all of the Shares other than those which are already owned by them and such offer becoming wholly unconditional; or

12.2.2	a compromise or arrangement in accordance with section 899 of the Companies Act 2006 for the purposes of a change of Control of the Company being sanctioned by the Court.

Winding up

12.3	On the passing of a resolution for the voluntary winding-up or the making of an order for the compulsory winding up of the Company:

12.3.1	the Board will determine whether Unvested Awards will:

(a)	Vest in accordance with rule 12.5; or

(b)	lapse; and

12.3.2	any Unreleased Awards (including any Awards that Vest under rule 12.5) will be Released.

Other events

12.4

If the Company is or may be affected by any variation of share capital, a demerger, delisting, special dividend or other event that, in the opinion of the Board, may materially affect the current or future value of Shares, the Board may determine:

12.4.1	that any Unvested Award will Vest or lapse in accordance with rule 12.5; and

12.4.2	that any Unreleased Award (including any Award that Vests under rule 12.5) will be Released at the time of such event.

Vesting level

12.5	Any Unvested Award will Vest under this rule 12.5 to the extent determined by the Board, by applying the following:

12.5.1

the extent to which the Performance Condition has, in the Board’s opinion, been satisfied at the time of the relevant event, including consideration of any other performance factors that the Board considers relevant;

12.5.2

whether it is appropriate to reduce (including by reducing to nil) the extent to which the Award would (but for this this rule 12.5.2) Vest, if it considers that rule 8.2.1, 8.2.2 or 8.2.3 applies, taking into account such factors as the Board considers relevant;

12.5.3	reducing the number of Shares in respect of which the Award may Vest (as determined by applying rules 12.5.1 to 12.5.2) as set out in rule 8.3;

12.5.4

if a Participant continues to hold office or employment with a Group Member at the time of the relevant event, the proportion of the Vesting Period that has elapsed on the date of the relevant event; and

12.5.5	if a Participant no longer holds office or employment with a Group Member at the time of the relevant event, pro-rating the Award Balance as set out in rule 11.4,

and any part of the Award that does not Vest will lapse immediately.

Exchange

12.6	An Award will not Vest, be Released or lapse under this rule 12 but will be exchanged for a new award, on the terms set out in rule 12.7 if:

12.6.1	an offer to exchange the Award is made and accepted by a Participant;

12.6.2	there is an Internal Reorganisation, unless the Board determines otherwise; or

12.6.3	the Board decides (before the relevant event) that an Award will be exchanged.

12.7

If this rule 12.7 applies, the Award will be exchanged in consideration of the grant of a new award (the “New Award”) that, in the opinion of the Board, is equivalent to the Award, but relates to shares in a different company (whether the acquiring company or a different company). The rules of this Plan will be construed in relation to the New Award as if:

12.7.1	the New Award was an Award granted under the Plan at the same time as the Award;

12.7.2	references to the Performance Condition were references to a new performance condition to which the New Award is subject;

12.7.3	references to the Company were references to the company whose shares are subject to the New Award; and

12.7.4	references to Shares were references to shares that are the subject of the New Award.

Meaning of Board

12.8	Any reference to the Board in this rule 12 means the members of the Board immediately before the relevant event.

13.	Adjustments

13.1	The number of Shares subject to an Award and/or the Performance Condition or other condition may be adjusted in such manner as the Board determines, in the event of:

13.1.1	any variation of the share capital of the Company; or

13.1.2	a demerger, delisting, special dividend or other event that may, in the opinion of the Board, affect the current or future value of Shares.

14.	Amendments

14.1	Except as described in this rule 14, the Board may amend the rules of the Plan or the terms of any Award.

14.2	Subject to rule 14.3, no amendment to the advantage of Eligible Employees and/or Participants may be made under this rule 14 to the provisions relating to:

14.2.1	the persons to whom, or for whom, Shares or cash are provided under the Plan;

14.2.2	limitations on the number of Shares or amount of cash subject to the Plan;

14.2.3	the maximum entitlement for any one Participant;

14.2.4	the basis for determining a Participant’s entitlement to, and the terms of, Shares or cash to be provided under the Plan;

14.2.5	the adjustments that may be made in the event of a variation of capital; and

14.2.6	the terms of this rule 14.2

without prior approval of the shareholders of the Company in general meeting.

14.3

Rule 14.2 will not apply to any minor amendment that is to benefit the administration of the Plan or is necessary or desirable to take account of any change in legislation or to obtain or maintain favourable taxation, exchange control or regulatory treatment for any Group Member, Eligible Employee or Participant.

14.4	No amendment to the material disadvantage of existing rights of Participants (except in respect of a Performance Condition) will be made under rule 14.1 unless:

14.4.1	every Participant who may be affected has been invited to indicate whether or not they approve the amendment; and

14.4.2	the amendment is approved by a majority of those Participants who have so indicated.

14.5	No amendment will be made under this rule 14 if it would prevent the Plan from being an employees’ share scheme within the meaning of section 1166 of the Companies Act 2006.

14.6

The Board may establish further schedules to the Plan for overseas territories. Any such schedule will be similar to the Plan but may modify the Plan to take account of local tax, exchange control, securities or other local laws. Any Award granted and any Shares made available under any such schedule must be treated as counting against the limits set out in rule 6.

15.	Legal Entitlement

15.1	This rule 15 applies during a Participant’s employment with any Group Member and after the termination of such employment, whether or not the termination is lawful.

15.2

Nothing in the Plan or its operation forms part of the terms of employment of a Participant and the rights and obligations arising from a Participant’s employment with any Group Member are separate from, and are not affected by, their participation in the Plan. Participation in the Plan does not create any right to continued employment with a Group Member for any Participant.

15.3

The grant of any Award to a Participant does not create any right for that Participant to be granted any further Awards or to be granted Awards on any particular terms, including the number of Shares to which Awards relate.

15.4	By participating in the Plan, a Participant waives all rights to compensation for any loss in relation to the Plan, including:

15.4.1	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of the Participant’s employment);

15.4.2	any exercise of a discretion or a decision taken in relation to an Award or to the Plan, or any failure to exercise a discretion or take a decision; and

15.4.3	the operation, suspension, termination or amendment of the Plan.

16.	General

16.1

The Plan will terminate upon the date stated in rule 2.9, or at any earlier time by the passing of a resolution by the Board or an ordinary resolution of the Company in general meeting. Termination of the Plan will be without prejudice to the existing rights of Participants.

16.2

Shares issued or transferred from treasury under the Plan will rank equally in all respects with the Shares then in issue, except that they will not rank for any voting, dividend or other rights attaching to Shares by reference to a record date preceding the date of issue or transfer from treasury.

16.3

The personal data of any Eligible Employee, Participant or former Participant may be processed in connection with the operation of the Plan in accordance with the Group’s prevailing data protection policy and as notified to Eligible Employees in accordance with the Data Protection Legislation. By participating in the Plan, a Participant consents (otherwise than for the purposes of the Data Protection Legislation) to the processing of their personal data in connection with the operation of the Plan.

16.4

The Plan will be administered by the Board. The Board will have full authority, consistent with the Plan, to administer the Plan, including authority to interpret and construe any provision of the Plan and to adopt regulations for administering the Plan. Decisions of the Board will be final and binding on all parties.

16.5

Any notice or other communication in connection with the Plan may be delivered personally or sent by electronic means or post, in the case of a company to its registered office (for the attention of the company secretary), and in the case of an individual to their last known address, or, where they are a director or employee of a Group Member, either to their last known address or to the address of the place of business at which they perform the whole or substantially the whole of the duties of their office or employment. Where a notice or other communication is given by post, it will be deemed to have been received 72 hours after it was put into the post properly addressed and stamped, and if by electronic means, when the sender receives electronic confirmation of delivery or if not available, 24 hours after sending the notice.

16.6	No benefits received under the Plan will be pensionable.

16.7	If any rule of the Plan or any term of an Award is held to be void but would be valid if part of its wording were deleted, such rule will apply with such deletion as may be necessary to make it valid.

16.8

No third party other than a Group Member will have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Plan (without prejudice to any right of a third party that exists other than under that Act).

16.9

The rules of the Plan will be governed by and construed in accordance with the laws of England and Wales. Any person referred to in the Plan submits to the exclusive jurisdiction of the Courts of England and Wales.

Schedule 1

Cash Awards

1.1.

The rules of the Abcam plc Growth Incentive Plan will apply to a right to receive a cash sum granted under this Schedule (a “Cash Award”), except as set out in this Schedule. Where there is any conflict between the rules of the Plan and this Schedule, the terms of this Schedule will prevail.

1.2.	Each Cash Award will relate to a certain number of notional Shares.

1.3.

On the Release of a Cash Award the Participant will be entitled to receive a cash sum equal to the market value (as determined by the Board) on the Release Date of the notional Shares in respect of which the Cash Award is released.

1.4.	The cash sum payable under paragraph 1.3 above will be paid to the participant as soon as practicable after the Release of the Cash Award, net of any Tax Liability as may be required by law.

1.5.

Unless the Board determines otherwise on or before the Grant Date of a Cash Award, the Board may, at any time prior to the date on which the cash sum becomes payable under paragraph 1.3 above, determine that a Cash Award will be converted into an Award under the rules of the Plan over the same number of Shares as the number of notional Shares to which the Cash Award relates.

1.6.	Executive Directors of the Company cannot be granted a Cash Award.

Schedule 2

US Participants